EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008, 2007 and 2006

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Emgold Mining Corporation (“the Company”) have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

signed “Sargent H. Berner”

signed “Kenneth Yurichuk”

Co-Chief Executive Officer

Chief Financial Officer

Vancouver, B.C., Canada
April 28, 2009

 Auditors’ Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheets of Emgold Mining Corporation (“the Company”) as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 28, 2009

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 28, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 28, 2009

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2008	December 31, 2007
Assets

Current assets
Cash and cash equivalents	$ 181,101	$ 176,881
Short-term investments (Note 14)	218,391	4,640,637
Accounts receivable	2,920	103,147
Due from related party (Note 8)	74,172	100,493
Prepaid expenses and deposits	114,718	260,463
	591,302	5,281,621

Other	6,750	8,061
Property and equipment (Note 4 (a))	59,620	274,565
Mineral property interests (Note 4 (c))	984,933	942,448

	$ 1,642,605	$ 6,506,695

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 300,464	$ 325,924
Due to related parties (Note 8)	300,425	386,369
Capital lease obligation (Note 5)	6,380	5,843
	607,269	718,136
Capital lease obligation (Note 5)	19,280	25,661
Convertible preference shares (Note 6 (b))	621,232	750,624
	1,247,781	1,494,421

Shareholders’ equity
Share capital	38,397,699	38,231,882
Share subscriptions	33,600	--
Equity component of convertible preference shares (Note 6 (b))	90,902	90,902
Warrants	1,936,339	3,049,862
Contributed surplus	4,286,347	2,972,267
Accumulated other comprehensive loss	(577,456)	(577,456)
Deficit	(43,772,607)	(38,755,183)
	394,824	5,012,274

	$ 1,642,605	$ 6,506,695

Nature of operations and going concern (Note 1)

Commitments (Notes 4 and10)

Subsequent events (Notes 4 (b) and 18)

Measurement uncertainty (Note 4)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“Stephen J. Wilkinson”

Robin A. W. Elliott

Stephen J. Wilkinson

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2008	2007	2006

Expenses
Amortization	$ 43,946	$ 76,423	$ 88,291
Accretion of debt portion of preference shares (Note 6 (b))	12,933	12,822	14,469
Bad debt expense (Note 8)	321,839	--	--
Ceramext® research costs (Note 16)	447,809	629,148	1,590,754
Exploration costs (Note 17)	2,586,625	3,188,134	1,796,199
Foreign exchange loss	193,301	63,988	15,771
Finance expense	54,661	54,692	48,614
Legal, accounting and audit	153,440	107,383	115,352
Management and consulting fees (Note 8)	189,249	107,996	60,827
Office and administration	337,821	372,647	451,710
Other consulting fees	--	18,844	30,089
Salaries and benefits	336,918	798,509	573,250
Shareholder communications	194,033	209,700	192,248
Stock-based compensation	175,732	399,830	65,526
Travel	32,654	104,057	126,360
Loss for the year before interest income	5,080,961	6,144,173	5,169,460

Interest income	(63,537)	(86,310)	(45,133)

Loss for the year before income taxes	5,017,424	6,057,863	5,124,327

Future income tax recovery (note 7)	--	(221,734)	--

Net loss and comprehensive loss for the year	5,017,424	5,836,129	5,124,327

Deficit, beginning of year	38,755,183	32,919,054	27,794,727

Deficit, end of year	$ 43,772,607	$ 38,755,183	$ 32,919,054

Loss per share – basic and diluted	$0.03	$0.06	$0.08

Weighted average number of common shares outstanding	157,304,716	102,077,466	67,199,081

Total common shares outstanding, end of year	157,519,642	156,489,642	83,759,406

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2008, 2007 and 2006

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2005	65,538,099	$ 29,874,576	$ 90,902	$ --	$ --	$ 2,319,034	$ (577,456)	$ (27,794,727)	3,912,329
Shares issued for cash
Private placement at Cdn$0.60, less share issue costs	1,426,202	632,895	--		65,198	--	--	--	698,093
Private placement at Cdn$0.26, less share issue costs	14,344,105	1,907,693	--	--	939,089	--	--	--	2,846,782
Flow-through private placement at Cdn$0.38, less share issue costs	2,238,000	581,896	--	--	81,147	--	--	--	663,043
Stock options exercised	153,000	50,629	--	--	--	(13,566)	--	--	37,063
Shares issued for other than cash
Stewart Property payment at Cdn$0.29	60,000	15,256	--	--	--	--	--	--	15,256
Stock-based compensation	--	--	--	--	--	107,462	--	--	107,462
Loss for the year	--	--	--	--	--	--	--	(5,124,327)	(5,124,327)
Balance, December 31, 2006	83,759,406	33,062,945	90,902	--	1,085,434	2,412,930	(577,456)	(32,919,054)	3,155,701
Future income tax – flow through shares	--	(221,734)	--	--	--	--	--	--	(221,734)
Private placement at Cdn$0.11, less share issue costs	72,730,236	5,390,671	--	--	1,964,428	--	--	--	7,355,099
Stock-based compensation	--	--	--	--	--	559,337	--	--	559,337
Loss for the year	--	--	--	--	--	--	--	(5,836,129)	(5,836,129)
Balance, December 31, 2007	156,489,642	38,231,882	90,902	--	3,049,862	2,972,267	(577,456)	(38,755,183)	5,012,274
Warrants exercised	392,500	67,553	--	--	(18,671)	--	--	--	48,882
Share subscriptions	--	--	--	33,600	--	--	--	--	33,600
Agents’ warrants exercised	550,000	79,048	--	--	(9,418)	--	--	--	69,630
Warrants expired, unexercised	--	--	--	--	(1,085,434)	1,085,434	--	--	--
Stock-based compensation	--	--	--	--	--	234,847	--	--	234,847
Stock options exercised	87,500	19,216	--	--	--	(6,201)	--	--	13,015
Loss for the year	--	--	--		--	--	--	(5,017,424)	(5,017,424)
Balance, December 31, 2008	157,519,642	$ 38,397,699	$ 90,902	$ 33,600	$ 1,936,339	$ 4,286,347	$ (577,456)	$ (43,772,607)	$ 394,824

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2008	2007	2006

Cash provided by (used for):
Operations:
Loss for the year	$ (5,017,424)	$ (5,836,129)	$ (5,124,327)
Items not involving cash:
Amortization	225,355	156,276	158,181
Stock-based compensation	234,847	559,337	107,462
Accretion of debt component of preference shares	12,933	12,822	14,469
Gain on sale of property and equipment	--	(3,298)	--
Increase in allowance for doubtful accounts	321,839	--	--
Future income tax recovery	--	(221,734)	--
Unrealized foreign currency (gain) / loss	(141,014)	110,024	(1,604)
Advance to related party	(396,011)	--	--
Changes in non-cash operating working capital
Accounts receivable	100,227	(88,501)	25,594
Due to/from related parties	14,549	325,803	(81,976)
Prepaid expenses and deposits	145,745	(89,874)	(28,289)
Accounts payable and accrued liabilities	(25,460)	77,043	(192,798)
	(4,524,414)	(4,998,231)	(5,123,288)
Investing activities:
Mineral property acquisition costs	(42,485)	(31,776)	(35,885)
Short-term investments	4,422,246	(4,640,637)	2,735,570
Proceeds on disposition of equipment	--	10,000	31,400
Equipment additions	(10,410)	(15,594)	(46,340)
	4,369,351	(4,678,007)	2,684,745
Financing activities:
Common shares and warrants issued for cash	131,527	7,354,107	4,256,515
Share subscriptions received	33,600	--	--
Capital lease payments	(5,844)	(5,365)	(1,964)
	159,283	7,348,742	4,254,551

Increase (decrease) in cash and cash equivalents during the year	4,220	(2,327,496)	1,816,008
Cash and cash equivalents, beginning of year	176,881	2,504,377	688,369

Cash and cash equivalents, end of year	$ 181,101	$ 176,881	$ 2,504,377

Cash and cash equivalents consist of:
Cash	181,101	146,590	765,246
Term deposits	--	30,291	1,739,131
	$ 181,101	$ 176,881	$ 2,504,377

Supplementary cash flow information (Note 11)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

1.

Nature of operations and going concern

Emgold Mining Corporation (“the Company) is incorporated under the British Columbia Corporations Act.  The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.  There is substantial doubt on the validity of this assumption as at December 31, 2008.  The Company incurred a loss of $5,017,424 for the year ended December 31, 2008, ($5,836,129 – 2007) and had a working capital deficiency of $15,967 (2007 working capital - $4,563,485) and an accumulated deficit of $43,772,607 at December 31, 2008 ($38,755,183 – 2007).  Operations for the year ended December 31, 2008, have been funded primarily from the redemption of short-term investments.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  (See Note 18)

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be significant.

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and its wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in note 15, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Actual results could differ materially from those estimated.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.  Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of operations.

(d)

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase and are recorded at fair value.  Changes in fair value are reflected in the consolidated statements of operations.

(e)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.  The Company reviews the carrying value of equipment and where there is an indication of impairment and the carrying value exceeds the recoverable amount, amortization is accelerated or the asset is written down to fair value.

(f)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired.  These costs are amortized on a units-of-production basis following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition.  If impairment is indicated, an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.  Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.  If impairment is identified the carrying value of the property is written down to its estimated fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(g)

Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economically viable and a production decision is made.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(h)

Ceramics technology research and development costs

Research costs are expensed as incurred.  Development costs are deferred to the extent they meet Canadian GAAP criteria for deferral and subsequent amortization.  The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.

(i)

Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to operations.

(j)

Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current period.

(k)

Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with the CICA Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.  At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

(l)

Income taxes

Future income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future income tax assets is not considered more likely than not, a valuation allowance is provided.

(m)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

2.

Significant accounting policies (continued)

(n)

Loss per common share

The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding options, warrants and potential conversion of preference shares has not been included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

(o)

Stock-based compensation

The Company uses the fair value method for accounting for stock-base awards to employees and non-employees.  Under the fair value method, compensation expense attributed to the stock options granted to employees under the Company’s stock option plan is measured at the fair value of the award at the grant date, using an option pricing model, and is recognized over the vesting period of the award.  Compensation expense for non-employees is measured on the earlier of the date at which the counter party performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

(p)

Financial instruments

The Company applies the requirements of CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement, which sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.

(q)

Financing costs

The Company records preference shares as the amount of proceeds less the amount attributed to the conversion feature which is included as part of shareholders’ equity.  The difference between the recorded amount and the face value of the preference shares is charged to income and included in accretion.  Dividends payable on the preference shares are accrued and recorded in the current period as an expense and are deemed to be paid in each calendar year.

(r)

New standards adopted by the Company effective January 1, 2008

•

Section 1535 – capital disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  See Note 13.

•

Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”.  They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures relating to fair value.  In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  See Notes 9 and 14.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

2.

Significant accounting policies (continued)

•

Amendments to Section 1400 – going concern

CICA handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The new requirements are effective for the Company’s interim and annual financial statement for the fiscal years beginning on January 1, 2008, and have been included in note 1 of these consolidated financial statements.

3.

Accounting standards issued but not yet effective

(a)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets.  CICA 1000—Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064.  EIC 27 is no longer applicable for entities that have adopted CICA 3064.  A number of other EIC abstracts have consequential amendments.  AcG 11 –Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064.  Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests.  All other exploration expenditures are expensed in the period incurred.  The Company has concluded that adoption of this new standard as at January 1, 2009, will not have an impact on the Company’s consolidated financial statements.

(b)

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% o f the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted. This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

3.

Accounting standards issued but not yet effective (continued)

(c)

Consolidated financial statements and non-controlling interests

In January 2009, the Company issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interest, which together replace Section 1600, Section 1600, Consolidated Financial Statements.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The company is currently assessing the future impact of these new sections on its consolidated financial statements.

(d)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  The Company is currently assessing the impact of EIC 173 on its consolidated financial statements.

4.

Property and equipment

(a)

Equipment

December 31, 2008	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 245,877	$ 3,595
Office furniture and equipment	81,451	55,869	25,582
Research equipment	163,466	163,466	--
Computer hardware and software	128,237	118,310	9,927
Leasehold improvements	127,324	126,224	1,100
Vehicle – held under capital lease	38,833	19,417	19,416
Total	$ 788,783	$ 729,163	$ 59,620

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

4.

Property and equipment (continued)

December 31, 2007	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 146,719	$ 102,753
Office furniture and equipment	77,018	41,675	35,343
Research equipment	163,466	78,732	84,734
Computer hardware and software	122,260	102,721	19,539
Leasehold improvements	127,324	122,311	5,013
Vehicle – held under capital lease	38,833	11,650	27,183
Total	$ 778,373	$ 503,808	$ 274,565

(b)

Ceramext® Process

The Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext® process to convert mine tailings and other waste materials into ceramics.  Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $10,000 per quarter in 2006 (paid); $20,000 per quarter in 2007 (paid); and $40,000 per quarter in 2008 (paid); and thereafter.  If the minimum royalty payments are not paid, Ceramext, LLC may provide written notice of default to the Company, and if the default is not cured by the required payment within 30 days of receipt of such notice, the worldwide licence agreement will be terminated.  The first quarterly payment due in the year ended December 31, 2009, has not been paid and the Company has received a notice of default from Ceramext, LLC.

(c)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2008	December 31, 2007
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,821	120,821
Jazz Property, British Columbia	75,169	55,169
Stewart Property, British Columbia	192,757	170,272
	$ 984,933	$ 942,448

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

4.

Property and equipment (continued)

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008, with a quarterly lease payment of $75,000.  Subsequent to December 31, 2008, the Company amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments will be $60,000 through to the end of the extended term, which is February 1, 2011.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statement of Operations as holding costs.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at January 31, 2009, would be $5,349,951, and is increased by 3% each lease-year.  In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in south-eastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company has agreed to make stepped cash payments totalling $215,000 ($65,000 paid to date) to the optionor over a ten-year period.  Upon completion of the above cash payments, the Company will earn the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR.  The Company has the right to purchase 66⅔% of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

4.

Property and equipment (continued)

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optioners. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Measurement uncertainty and impairment assessments

As at December 31, 2008, management of the Company determined that impairment indicators existed, and completed an impairment assessment for each of its mineral property interests.  The current economic environment, the significant declines in commodity prices and the decline in the Company’s share price were considered as impairment indicators.

These assessments included a determination of fair value for each mineral property using various valuation techniques including assessments of measured and indicated resources, in-situ values and recent expenditures analysis.

Management’s impairment valuation did not result in the identification of an impairment of the Company’s mineral property interests as of December 31, 2008.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgements.  If long-term estimates of commodity prices or in-situ values were to change significantly, impairment charges may be required in future periods and such charges could be material.

5.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At December 31, 2008, future minimum lease payments under capital leases are $29,951, including $4,291 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Years ending December 31,	$
2009	8,358
2010	8,358
2011	8,358
2012	4,877
Total minimum payments	29,951
Less interest	(4,291)
Capital lease obligation	25,660
Less: current portion	(6,380)
Non-current portion	19,280

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

6.

Share capital

Authorized

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(a)

Common shares, issued and fully paid

Financings

2008

There were no common shares issued by the Company in the year ended December 31, 2008, pursuant to private placement financings.

2007

During the year ended December 31, 2007, the Company completed a private placement of 72,730,236 units at a price of Cdn$0.11 per unit, for gross proceeds of Cdn$8 million ($8 million).  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per warrant share.  The share purchase warrants issued in three tranches of 54,454,069 on September 27, 2007, 7,266,000 on October 5, 2007, and 11,010,167 on October 12, 2007, and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 67% - 68% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was Cdn$0.03 per warrant. Fees and costs of $685,000 associated with the private placement including finders’ fees were netted against gross proceeds with approximately $518,000 allocated to the non-assessable common shares and $167,000 allocated to the transferable common share purchase warrants based on their relative values at the issuance dates.

Finders’ fees to eligible finders (“the Finders”) were paid amounts equal to 8% of proceeds raised by such Finders, and non-transferable warrants (“the Finder’s Warrants”), equal to 8% of the number of units sold by such finders were also issued. Each of the Finder’s Warrants are exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$0.11 per Finders’ Unit for a period of 18 months from the date of issuance. Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.  At December 31, 2007, 4,981,803 Finder’s Warrants and Finder’s Units were issued.  The Finder’s Warrants and Finder’s Units were issued in three tranches of 3,831,323 on September 27, 2007, 508,080 on October 5, 2007 and 642,400 on October 12, 2007 and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 58% - 61% and an average expected life of 18 months.  The value attributable to these Finder’s Units and Finder’s Warrants was Cdn$0.03 per Finder’s Unit and Finder’s Warrant.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

6.

Share capital (continued)

2006

During the year ended December 31, 2006, the Company completed a private placement of 1,426,202 units at a price of Cdn$0.60 per unit, for gross proceeds of Cdn$855,721 ($764,651).  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of Cdn$1.00 per share.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4.1%; volatility factor of 74%; and an average expected life of two years.  The value attributed to these non-transferable share purchase warrants was Cdn$0.11 per warrant.

The Company also completed a brokered private placement of 14,344,105 units at a price of Cdn$0.26 per unit.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$0.40 per common share until December 6, 2008.  The value attributed to these non-transferable share purchase warrants was Cdn$0.07 per warrant.  The Company issued an aggregate of 1,147,529 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and a warrant exercisable at Cdn$0.40 until December 6, 2008.  In addition, the Company paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with this transaction and the issuance of flow-through shares described below.  The total value attributed to each of the compensation share purchase warrants on the non flow-through shares was Cdn$0.25.  The share purchase warrants and compensation warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.

In addition, during 2006 the Company completed a brokered private placement of 2,238,000 flow-through units (the “FT Units”) at a price of Cdn$0.38 per FT Unit for gross proceeds of Cdn$850,440 (US $729,741).  Each FT Unit was comprised of one (1) flow-through common share (“FTS”) and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.50 per share until December 6, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.  Commissions of 8% were paid with respect to the financing.  The gross proceeds value attributed to the non-transferable share purchase warrants on the FTS was Cdn$0.05 per warrant.  No FTS expenditures were renounced at December 31, 2006.  The Company renounced flow-through expenditures in March 2007 relating to the year ended December 31, 2006.  The Company issued an aggregate of 179,040 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and one half-warrant exercisable at Cdn$0.50 until December 6, 2008.  The total value attributed to each of the compensation share purchase warrants was Cdn$0.23. The compensation share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%, volatility factor of 73% and an average expected life of two years.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

6.

Share capital (continued)

(b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2008 and 2007	3,948,428	$ 90,902
Debt portion of Class A Preference Shares	December 31, 2008	December 31, 2007
Balance, beginning of year	$ 750,624	$ 626,724
Accretion	12,933	12,822
Foreign exchange (gain) loss on debt	(142,325)	111,078
	(129,392)	123,900
Balance, end of year	$ 621,232	$ 750,624

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.  This is at the Company’s option.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2008, $276,532 (December 31, 2007 - $284,010) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2008.  During the year ended December 31, 2008, 1,158,000 stock options expired with exercise prices between Cdn$0.15 and Cdn$1.00 and 87,500 stock options were exercised by an officer of the Company with an exercise price of Cdn$0.15.  At December 31, 2008, 14,552,500 stock options were outstanding, exercisable for periods up to ten years.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

6.

Share capital (continued)

On May 12, 2008, the Company granted 1,900,000 stock options to employees at an exercise price of Cdn$0.20, with an expiry date of May 12, 2013.  The fair value of the stock options granted was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.60%; expected life – 4.1 years; expected volatility – 78%; and a weighted average fair value per option granted of Cdn$0.12.  The options vested immediately under the Company’s 2008 10% Rolling Stock Option Plan.

On May 12, 2008, the Company also granted 200,000 stock options to a consultant at an exercise price of Cdn$0.20, with an expiry date of May 12, 2013.  The fair value of the stock option granted was initially estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.60%; expected life – 4.1 years; expected volatility – 78%; and a weighted average fair value per option granted of $0.12.  The options vest over a 12-month period, and were measured on each vesting date and as of December 31, 2008.

The following table summarizes stock option transactions for the years ended December 31, 2006, 2007, and 2008:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2005	6,304,000	$0.82
Exercised	(153,000)	$0.27
Cancelled	(45,000)	$0.95
Granted	820,000	$0.29
Balance, December 31, 2006	6,926,000	$0.82
Cancelled	(1,118,000)	$0.81
Granted	7,890,000	$0.15
Balance, December 31, 2007	13,698,000	$0.41
Exercised	(87,500)	$0.15
Cancelled	(1,158,000)	$0.64
Granted	2,100,000	$0.20
Balance , December 31, 2008	14,552,500	$0.36

The following table summarizes information about the stock options outstanding at December 31, 2008:

Exercise Price (Cdn$)	Number Outstanding and Exercisable, December 31, 2008	Weighted Average Remaining Contractual Life
$0.25	170,000	0.40 years
$0.10	390,000	2.78 years
$1.00	2,210,000	4.88 years
$0.90	1,340,000	5.53 years
$0.36	100,000	1.49 years
$0.29	690,000	2.89 years
$0.15	7,552,500	3.95 years
$0.20	2,100,000	4.36 years
	14,552,500	4.15 years

For the year ended December 31, 2008, the Company incurred stock-based compensation expense of $234,847 (2007 - $559,337; 2006 - $107,462).  A portion of the expense is included in note 17 – Exploration costs in the year ended December 31, 2008, and is also included in note 16 – Ceramext® research costs in the years ended December 31, 2007 and 2006.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

6.

Share capital (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	Years ended December 31,
	2008	2007	2006
Risk free interest rate	3.6%	3.71%	3.84%
Expected life in years	4.1	5	3
Expected volatility	78%	70%	75%
Weighted average fair value per option grant	Cdn$0.12	Cdn$0.07	Cdn$0.13

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

(d)

Warrants

As at December 31, 2008, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
54,519,569	$0.15	September 27, 2009
3,393,323*	$0.11	March 27, 2009
3,393,323	$0.15	March 27, 2009
7,358,000	$0.15	October 5, 2009
416,080*	$0.11	April 5, 2009
416,080	$0.15	April 5, 2009
11,010,167	$0.15	October 12, 2009
622,400*	$0.11	April 12, 2009
622,400	$0.15	April 12, 2009
81,751,342	Weighted Average Exercise Price: Cdn$0.15

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

The following table summarizes warrant transactions for the years ended December 31, 2006, 2007, and 2008:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2005	18,360,000	$0.70
Granted	18,739,823	$0.42
Balance, December 31, 2006	37,099,823	$0.56
Expired	(18,360,000)	$0.70
Granted	82,693,842	$0.15
Balance, December 31, 2007	101,433,665	$0.20
Exercised	(942,500)	$0.14
Expired	(18,739,823)	$0.42
Balance, December 31, 2008	81,751,342	$0.15

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

6.

Share capital (continued)

During the year ended December 31, 2008, 392,500 warrants were exercised at an exercise price of Cdn$0.15 and 550,000 agent’s warrants were exercised at a price of Cdn$0.11.  18,739,823 warrants with exercise prices ranging from Cdn$0.26 to Cdn$1.00 expired unexercised during the year.

7.

Income taxes

The recovery of income taxes shown in the Consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended December 31,
	2008	2007	2006
Statutory tax rate	31.00%	34.12%	34.12%
Loss for the year	$ (5,017,424)	$ (6,057,863)	$ (5,124,327)
Provision for income taxes based on combined federal / provincial tax rate	(1,555,401)	(2,066,943)	(1,748,420)
Non-deductible amounts	140,865	233,519	(157,960)
Differences in foreign tax rates	(278,838)	(1,307,583)	(384,690)
Change in valuation allowance	(372,045)	2,116,454	1,501,984
Expiry of tax losses and other	492,920	(126,130)	351,657
Effect of change in rates on future tax	444,899	1,851,012	437,429
Differences in foreign exchange rates	1,127,600	(922,063)	--
	$ --	$ (221,734)	$ --

The significant components of the Company’s future tax assets are as follows:

	December 31, 2008	December 31, 2007
Future income tax assets
Operating and capital losses carried forward	$ 7,460,062	$ 6,633,563
Mineral property interests and research costs representing excess of tax basis over carrying value	7,020,786	8,114,809
Share issuance costs	217,022	321,543
	14,697,870	15,069,915
Valuation allowance for future tax assets	(14,697,870)	(15,069,915)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, a full valuation allowance has been applied against the carrying value of future income tax assets for accounting purposes.

The Company has a capital loss carried forward of Cdn$111,175 with no expiry date, but that may only be used to offset future capital gains. Additionally, the Company has non-capital losses carried forward of Cdn$8,990,119 that may be available for Canadian tax purposes.  The Company also has non-capital losses carried forward of $12,929,237 that may be available for United States (“U.S.”) tax purposes.  The U.S. tax losses may be subject to a restriction on usage if the Company is deemed to have experienced a change in ownership.  The losses expire as follows:

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

7.

Income taxes (continued)

Expiry date	Canadian Tax
Cdn $

2009	209,299
2010	844,813
2014	978,036
2015	1,719,117
2026	1,561,613
2027	1,842,982
2028	1,834,259
$ 8,990,119

Expiry date	U.S. Tax
2009	$ 459,640
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	269,174
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	1,168,581
2026	1,418,934
2027	1,951,724
2028	2,200,380
$ 12,929,237

Under the flow-through share agreements as described in note 6 (a), the Company agreed to renounce Cdn$850,440 of qualifying expenditures to the investors effective December 31, 2006.  In accordance with CICA handbook section 3465 – Income Taxes, the Company recorded a future income tax liability at the time of the actual renunciation, with an offsetting reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company.  The Company renounced flow-through expenditures in the year ended December 31, 2007, and as a consequence, recognized a reduction in share capital and a future income tax liability of $221,734.  Recognition of the liability resulted in a reduction of previously applied valuation allowances and a corresponding future income tax recovery of $221,734 in the December 31, 2007, consolidated statements of operations.

8.

Related party transactions and balances

Balances receivable from: (g)	December 31, 2008	December 31, 2007
Quorum Management and Administrative Services Inc. (a)	$ 396,011	$ 100,493
Provision for doubtful accounts	(321,839)	--
Net balances receivable from: (g)	$ 74,172	$ 100,493
Balances payable to:
Directors, officers and employees	$ 300,425	$ 386,369

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

8.

Related party transactions and balances (continued)

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the year ended December 31, 2008, $374,520 (2007 - $1,040,124; 2006 - $827,056) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  A provision for doubtful accounts has also been recorded against this balance in the amount of $321,839 (2007 - $Nil), resulting in a carrying value of $74,172, which reflects management’s current best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum.

(b)

Bonus payments totaling $Nil (2007 – $28,056; 2006 – $Nil) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk; and to two directors of the Company. These amounts were included in office and administration expenses.

(c)

Consulting fees of $72,128 (2007 –$49,430; 2006 – $Nil) were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(d)

Consulting fees of $79,175 (2007 –$58,566; 2006 – $33,353) were paid indirectly by the Company through Quorum to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e)

Directors’ fees totaling $74,282 (2007 – $20,057; 2006 – $Nil) were also paid to two independent directors of the Company which were included in salaries and benefits.

(f)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining are the holders of preference shares, which are fully described in Note 6 (b).

(g)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 6 (b).  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

9.

Financial instruments

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to January 1, 2007, have been recognized by adjusting opening accumulated other comprehensive income (loss).  The adoption of the financial instrument standards did not have any impact on the Company’s financial statements.

All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in the statement of operations. The Company has designated accounts receivable and due from related party as loans and receivables; accounts payable and accrued liabilities, due to related parties and the liability portion of preference shares as other financial liabilities.

•

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in the statement of operations in the period in which they arise.  The Company has designated cash and cash equivalents and short term investments as held-for-trading.

(a)

Current assets and liabilities

The carrying values of accounts receivable and due from related parties approximate their fair value due to the short-term nature of these balances.  The fair value of accounts payable and accrued liabilities and due to related parties, are significantly lower than carrying value due to the Company’s current financial condition.

(b)

Non-current items

The Company’s non-current financial instruments comprise the debt component of preference shares.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the Company has assessed that the fair value of the components of the preference shares is not determinable, but based on the Company’s current financial condition is considered significantly less than its book value.

10.

Commitments

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum monthly lease payments are $21,928 effective April 1, 2007, to be adjusted by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to and including April 1, 2010.  The purchase price, if exercised in fiscal 2009, is $3.15 million, plus costs related to the sale and transfer of title.

See note 4 (c) for further commitments.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

11.

Supplementary cash flow information – non-cash transactions

Years ended December 31,
	2008	2007	2006
Financing and investing activities
Non-cash share issuance costs	$ --	$ 335,219	$ 285,033
Shares issued for Stewart Property payment	$ --	$ --	$ 15,256
Equipment purchased but not paid for at year-end	$ --	$ --	$ 3,267

12.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research and development of the Ceramext® technology.  Subsequent to 2006, the expenditures on the Ceramext® technology were reduced to a care and maintenance level due to the focus on development of the Idaho-Maryland Property.

The Company’s principal operations are in Canada and the United States of America.  All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties	Ceramext® Technology	Total
December 31, 2008	$ 382,959	$ 1,227,613	$ 32,033	$ 1,642,605
December 31, 2007	$ 4,975,486	$ 1,308,562	$ 222,647	$ 6,506,695

Loss	Corporate	Mineral Properties	Ceramext® Technology	Total
Year ended December 31, 2008	$ 1,669,618	$ 2,889,080	$ 458,726	$ 5,017,424
Year ended December 31, 2007	$ 1,584,328	$ 3,390,492	$ 861,309	$ 5,836,129
Year ended December 31, 2006	$ 1,173,425	$ 2,044,955	$ 1,905,947	$ 5,124,327

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2008	$ 784,373	$ 858,232	$ 1,642,605
December 31, 2007	$ 5,335,718	$ 1,170,977	$ 6,506,695
Loss	Canada	United States	Total
Year ended December 31, 2008	$ 1,729,991	$ 3,287,437	$ 5,017,482
Year ended December 31, 2007	$ 2,394,038	$ 3,442,091	$ 5,836,129
Year ended December 31, 2006	$ 1,178,791	$ 3,945,536	$ 5,124,327

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

13.

Management of capital

The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Rozan, Stewart, and Jazz properties and the Ceramext® Process.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

14.

Management of financial risk

The Company is exposed to potential loss from various risks including credit risk, liquidity risk, market risk, commodity price risk and foreign exchange risk.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, accounts receivable and due from related party.  The Company deposits its cash and short-term investments with a major Canadian chartered bank.  As of December 31, 2008, the short-term investments consisted mainly of Guaranteed Investment Certificates.  The recoverability of due from related party is dependent upon the ability of Quorum to generate sufficient funding from other group companies to maintain its operations and to repay the Company’s advances, or to maintain sufficient levels of staffing to continue to provide services to the Company in lieu of repayment (see Note 8(a)).

14.

Management of financial risk (continued)

Liquidity risk

The Company seeks to manage liquidity risk by maintaining cash and cash equivalent balances, short-term investments, accounts receivable and due from related party under the terms of credit facilities sufficient to meet its short-term and long-term obligations.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2008:

	January 1, 2009, to December 31, 2009	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$ 600,889	$ --	$ --	$ --	$ --	$ --	$ 600,889
Capital lease	8,358	8,358	8,358	4,877	--	--	29,951
Operating lease obligations	263,136	87,721	--	--	--	--	350,857
Idaho-Maryland property lease (1)	120,000	240,000	--	--	--	--	360,000
Mineral property option payments (1)	25,000	25,000	25,000	25,000	25,000	25,000	150,000
Ceramext® royalties and payments (2)	160,000	160,000	160,000	160,000	160,000	160,000	960,000
Convertible preference shares (3)	--	--	--	--	--	621,232	621,232
	$ 1,177,383	$ 521,079,	$ 193,358	$ 189,877	$ 185,000	$ 806,232	$ 3,072,929

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure except for convertible preference shares.  Non-payment of advance royalties may result in forfeiture of the worldwide rights to the Ceramext® process.

(3) The convertible preference shares are redeemable by the holders only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

(4) The Company has several discretionary payments that may be made.  The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2009 is $5,349,951, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires February 1, 2011.  The Company also has an option on the building in Grass Valley (See Notes 4 and 10 for further information on the Company’s discretionary payments).

The Company currently has no revenues from operations and no mineral reserves.  If the Company’s exploration programs are successful, additional financing will be required in order to complete the development of the properties in which the Company has an interest.  The only sources of future funds presently available to the Company are the sale of additional equity capital, or the entering into of joint venture arrangements or other strategic alliances in which the financing sources could become entitled to an interest in the properties or the projects.  The Company’s capital resources are largely determined by the strength of the junior resource market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.  See Note 1

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold and the outlook for this precious metal. The Company does not have any hedging or other commodity-based risks respecting its operations.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

14.

Management of financial risk (continued)

Market prices for this precious metal historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.

Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits.  The floating rate deposits expose the Company to cash flow interest rate risk.  The impact on net income of a 1% per annum change in the bank rates in Canada would $3,994.

Foreign exchange risk

Fluctuations in United States dollars would not impact the operations and the values of its assets and shareholders’ equity as functional and reporting currency is the United States dollar.  As a result, the Company is exposed to foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar.

Canadian dollar financial instruments subject to foreign exchange risk

December 31, 2008 (all in $Cdn)	Balance	1% increase	1% decrease
Cash in bank	$ 24,768	$ 247	$ (247)
Short-term investments	266,000	2,660	(2,660)
Receivables and related party	92,853	929	(929)
Accounts payable	(114,177)	(1,142)	1,142
Preference shares and related party	(1,117,555)	(11,176)	11,176

As at December 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the U.S. dollar against the Canadian dollar would have a $8,482 foreign exchange effect on net income.

15.

Differences in generally accepted accounting principles between Canada and the United States

These consolidated financial statements are prepared in accordance with Canadian GAAP.  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these consolidated financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2008	2007	2006
Loss under Canadian GAAP	$ (5,017,424)	$ (5,836,129)	$ (5,124,327)
Accretion of debt component of preference shares (a)	12,933	12,822	14,469
Finance expense – debt component of preference shares (a)	52,145	51,699	--
Foreign exchange on debt component of preference shares (a)	(142,325)	111,078	(1,616)
Future income tax – flow through shares (b)	--	(85,235)	--
Loss and comprehensive loss under U.S. GAAP	$ (5,094,671)	$ (5,745,765)	$ (5,111,474)
Weighted average number of shares under U.S. GAAP	157,304,716	102,077,466	67,199,081
Loss per share under US GAAP – basic and diluted	$ (0.03)	$ (0.06)	$ (0.08)

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

15.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Balance Sheets

	December 31, 2008
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 181,101	$ --	$ 181,101
Other current assets	410,201	--	410,201
Property and equipment, mineral property interests and other non-current assets	1,051,303	--	1,051,303
Total assets	$ 1,642,605	$ --	$ 1,642,605

Liabilities
Total current liabilities (b)	$ 607,269	$ --	$ 607,269
Capital lease obligation	19,280	--	19,280
Convertible preference shares (a)	621,232	(621,232)	--
Total liabilities	1,247,781	(621,232)	626,549

Shareholders’ equity (a, b))	394,824	621,232	1,016,056
Total liabilities and shareholders’ equity	$ 1,642,605	$ --	$ 1,642,605

	December 31, 2007
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 176,881	$ --	$ 176,881
Other current assets	5,104,740	--	5,104,740
Property and equipment, mineral property interests and other non-current assets	1,225,074	--	1,225,074
Total assets	$ 6,506,695	$ --	$ 6,506,695

Liabilities
Total current liabilities (b)	$ 718,136	$ --	$ 718,136
Capital lease obligation	25,661		25,661
Convertible preference shares (a)	750,624	(750,624)	--
Total liabilities	1,494,421	(750,624)	743,797

Shareholders’ equity (a, b)	5,012,274	750,624	5,762,898
Total liabilities and shareholders’ equity	$ 6,506,695	$ --	$ 6,506,695

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

15.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Statements of Cash Flows

	Years ended December 31,
	2008	2007	2006
Operating activities
Operating activities under Canadian GAAP	$ (4,524,414)	$ (4,998,231)	$ (5,123,288)
Operating activities under U.S. GAAP	(4,524,414)	(4,998,231)	(5,123,288)

Investing activities
Investing activities under Canadian GAAP	4,369,351	(4,678,007)	2,684,745
Restricted cash (b)	--	729,741	(729,741)
Investing activities under U.S. GAAP	$ 4,369,351	$ (3,948,266)	$ 1,955,004

Differences between Canadian and U.S. GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not mandatorily redeemable at a specified or determinable date or upon an event that is certain to occur. The foreign currency gain or loss and accretion related to the debt portion of the preference shares recognized under Canadian GAAP is eliminated under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP. In addition, dividends declared on the preference shares, recorded as finance expenses under Canadian GAAP are eliminated from the consolidated statements of operations under U.S. GAAP as the dividends declared would be recorded as an adjustment to retained earnings in the consolidated statements of shareholders’ equity. This adjustment has no impact on total shareholders’ equity.

 (b)

Flow-through shares

As described in note 2(k) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  In 2006, the Company issued by way of private placement 2,238,000 flow-through common shares at Cdn$0.38 per share.  The gross proceeds of this placement are considered to be restricted cash for U.S. GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2006 this amount totalled $729,741.  The Company received a net premium to market on this issuance of $136,499, which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is initially recognized for any premium paid by the investors.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

15.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Upon renouncing the income tax deductions the Company recorded a future income tax liability of $221,734 at December 31, 2007, and a corresponding reduction of share capital in respect of the flow-through share financing for Canadian GAAP purposes.  Under U.S. GAAP, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.  Under both Canadian and U.S. GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding future tax recovery in the consolidated statements of operations.  This resulted in a U.S. GAAP adjustment of $85,235, representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance recorded in 2006 under U.S. GAAP allocated to deferred taxes when the flow-through shares were issued.

(c)

Impact of recent applicable United States accounting pronouncements

(1)

SFAS No 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principle and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements.  The adoption of SFAS 157 did not have an impact on the Company’s financial statements.

(2)

SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities includes an amendment of SFAS No. 115.  This Statement permits entities to measure many financial instrument and certain other items at fair value.  This Statement applies to all entities, including not-for-profit organizations.  Most of the provisions of this Statement apply only to entities that elect the fair value option.  The Company did not designate any items at fair value upon adoption of SFAS No. 159.

(3)

In May 2008, the FASB issued SFAS No. 162, (“The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP effective November 13, 2008.

(d)

United States accounting pronouncements to be adopted

(1)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”).  SFAS 141(R) amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interests t in the acquiree and the goodwill acquired.  It expands the definition of a business and a business combination, requires recognition of assets acquired, liabilities assumed and contingent consideration of their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expenses as incurred; requires in-process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes.  SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.  SFAS 141(R) is effective for the Company’s 2009 fiscal year.  Therefore, the Company will apply SFAS 141(R) prospectively to all business combinations subsequent to January 1, 2009.The Company is currently evaluating the impact that the adoption of SFAS 141(R) will have on its consolidated financial statement but does not expect the adoption of SFAS 141(R) to have a material impact on results of operations, cash flows or financial position.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

15.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(2)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).  SFAS 160 establishes accounting and reporting standards for the non-controlling interest n a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and non-controlling interests and requires the separate disclosure of income attributable to controlling and non-controlling interest.  SFAS 160 is effective for fiscal years beginning January 1, 2009.  The Company is currently evaluating the impact that the adoption of SFAS 160 will have on its consolidated financial statement but does not expect the adoption of SFAS 160 to have a material impact on results of operations, cash flows or financial position.

(3)

In February 2008, the FASB issued FASB Staff Position (FSP”) SFAS 157-2, “Effective date of FASB Statement No. 157” (“FSP SFAS 157-d”).  FSP SFAS 157-2 delays the effective date of SFAS No 157, “Fair Value Measurements” (SFAS 157”) to fiscal years beginning after November 15, 2008, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring bases.  As a result of adoption of FSP SFAS 157-2, the Company will adopt SFAS 157 for non-financial assets and non-financial liabilities in fiscal 2009.  Although the Company will continue to evaluate the application of SFAS 157 to non-financial assets and non-financial liabilities, the Company does not expect the adoption of SFAS 157 with respect to non-financial assets and non-financial liabilities will have a material impact on its consolidated results of operations, cash flows or financial position.

(4)

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“SFAS 161”).  SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivates instruments, how derivative instrument and related hedged items affect an entity’s operating results, financial position and cash flows.  SFAS 161 is effective for the company’s 2009 fiscal year.  The Company is currently reviewing the provisions of SFAS 161 and has not yet adopted the statement.  However, the Company does not believe the adoption of SFAS 161 will have a material impact on the consolidated results of operations, cash flows or financial position.

(5)

EITF 07-05 - Whether an instrument or embedded feature is indexed to an entity’s own stock.  This new standard states that a Company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative. This standard is effective for interim and annual financial statements beginning on or after December 15, 2008.  Early adoption is prohibited.  The Company will adopt EITF 07-05 for US GAAP purposes on January 1, 2009, as required and is currently evaluating the impact this standard will have on the Company.

(6)

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) 14-1 “Accounting for Convertible debt Instruments that may be Settled in Cash upon Conversion (including Partial Cash Settlement)” (“FSP APB 14-1”).  FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability and equity components of those instruments by allocating the proceeds from the issuance between the liability component and the embedded conversion option.  This standard is effective for the Company’s 2009 fiscal year.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

16.

Ceramext® research costs

	Years ended December 31,
	2008	2007	2006
Ceramext® research costs
Amortization and write-down of equipment	$ 180,839	$ 80,248	$ 131,955
Ceramext® technology royalties	160,000	80,000	40,000
Consulting fees	60,292	16,451	44,781
Consumable materials	--	720	35,473
Engineering costs	33,778	304,246	1,017,919
Marketing and commercialization	150	738	27,442
Sample preparation	1,054	680	83,283
Site costs	11,696	86,792	165,692
Stock-based compensation	--	53,169	11,139
Transportation	--	6,104	33,070
Incurred during the year	$ 447,809	$ 629,148	$ 1,590,754

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

17.

Exploration costs

	Years ended December 31,
	2008	2007	2006
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ 2,465	$ 1,352
Community relations	80,561	--	--
Geological and geochemical	620,214	412,104	778,354
Land lease and taxes	313,428	336,959	147,631
Consulting	--	121,560	--
Mine planning	1,200,325	1,059,673	565,546
Site activities	241,170	305,576	255,427
Stock-based compensation	59,115	106,338	30,797
Transportation	6,192	4,778	13,042
Incurred during the year	2,521,005	2,349,453	1,792,149
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	900	162	--
Geological and geochemical	22,721	48,020	126
Drilling	--	43,274	--
Site activities	113	7,250	55
Trenching	--	4,666	--
Transportation	--	7,883	--
Incurred during the year	23,734	111,255	181
Stewart Property, British Columbia
Exploration costs
Assays and analysis	11,180	65,481	--
Drilling	--	470,858	--
Geological and geochemical	29,951	115,483	3,549
Site activities	135	13,699	101
Trenching	--	19,318	--
Transportation	--	42,282	--
Assistance and recoveries	--	(12,465)	--
Incurred during the year	41,266	714,656	3,650
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	460	12,842	204
Site activities	160	235	15
Assistance and recoveries	--	(307)	--
Incurred during the year	620	12,770	219
Total Exploration Costs	$ 2,586,625	$ 3,188,134	$ 1,796,199

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(expressed in United States dollars)

18.

Subsequent event

Subsequent to December 31, 2008, the Company closed a non-brokered private placement offering raising gross proceeds of $204,600 through the sale of 5,115,000 units of the Company at a price of $0.04 per unit.  Each unit was comprised of common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional common at a price of $0.12 per common share up to and including March 5, 2010, for 5,015,000 warrants and April 23, 2010, for 100,000 warrants and thereafter at a price of $0.16 per common share up to and including March 5, 2011, for 5,015,000 warrants and April 23, 2011, for 100,000 warrants.  A finder’s fee of $9,500 was paid.